FORM C

FORM C-AR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form C: Filer Information

Filer CIK: 0001999968

Filer CCC: #uHyk6vR

Period: 12-31-2025

Is this a LIVE or TEST Filing? ⦿ LIVE ○ TEST

Is this an electronic copy of an official filing submitted in paper format in connection with a hardship exemption? ☐

Would you like a Return Copy? ☑

Submission Contact Information

Name: Brett Bergen

Phone Number: 2158396620

Contact E-Mail Address: brett@pixiplus.com

Notify via Filing Website only? ☐

Notification Email Address: brett@pixiplus.com

Notification Email Address: brett.bergen@gmail.com

Notification Email Address: admin@pixiplus.com

Form C: Issuer Information

Issuer Information

Name of Issuer: Pixi Plus Inc.

Legal Status of Issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DELAWARE

Date of Incorporation/Organization: 03-08-2023

Physical Address of Issuer:

Address 1: 10 William Charles Drive

City: Glen Mills

State/Country: PENNSYLVANIA

Mailing Zip/Postal Code: 19342

Website of Issuer: https://www.pixiplus.com

Is there a Co-issuer? ○ Yes ⦿ No

Form C: Annual Report Disclosure Requirements

Annual Report Disclosure Requirements

Current Number of Employees:

0.00

Total Assets Most Recent Fiscal Year-end:

23248.00

Total Assets Prior Fiscal Year-end:

110309.00

Cash and Cash Equivalents Most Recent Fiscal Year-end:

23248.00

Cash and Cash Equivalents Prior Fiscal Year-end:

110309.00

Accounts Receivable Most Recent Fiscal Year-end:

0.00

Accounts Receivable Prior Fiscal Year-end:

0.00

Short-term Debt Most Recent Fiscal Year-end:

6826.00

Short-term Debt Prior Fiscal Year-end:

30.00

Long-term Debt Most Recent Fiscal Year-end:

32162.00

Long-term Debt Prior Fiscal Year-end:

32162.00

Revenue/Sales Most Recent Fiscal Year-end:

0.00

Revenue/Sales Prior Fiscal Year-end:

0.00

Cost of Goods Sold Most Recent Fiscal Year-end:

0.00

Cost of Goods Sold Prior Fiscal Year-end:

0.00

Taxes Paid Most Recent Fiscal Year-end:

0.00

Taxes Paid Prior Fiscal Year-end:

0.00

Net Income Most Recent Fiscal Year-end:

-80265.00

Net Income Prior Fiscal Year-end:

-118311.00

Form C: Signature

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer:

Pixi Plus Inc.

Signature:

Brett Bergen

Title:

President & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form

C has been signed by the following persons in the capacities and on the dates indicated.

Signature:	Brett Bergen
Title:	President & CEO
Date:	04-28-2026